UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-35166

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FORTUNE BRANDS HOME & SECURITY HOURLY

EMPLOYEE RETIREMENT SAVINGS PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FORTUNE BRANDS HOME & SECURITY, INC.

520 Lake Cook Road

Deerfield, Illinois 60015

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

December 31, 2014 and 2013

Note:	Other supplemental schedules required by the Employee Retirement Income Security Act have been omitted because such supplemental schedules are not applicable to the Fortune Brands Home & Security Hourly Employee Retirement Savings Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administrative

Committee of Fortune Brands Home & Security, Inc.:

We have audited the accompanying statements of net assets available for benefits of Fortune Brands Home & Security Hourly Employee Retirement Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2014, and delinquent participant contributions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois
June 26, 2015

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2014 and 2013

(Dollars in thousands)

	2014	2013
Assets
Plan’s interest in Fortune Brands Home & Security, Inc.
Defined Contribution Master Trust net assets	$139,433	$146,633
Receivables
Company contributions	86	81
Participant contributions	8	80
Notes receivable from participants	8,769	9,794

Total receivables	8,863	9,955

NET ASSETS AVAILABLE FOR BENEFITS	$148,296	$156,588

The accompanying notes are an integral part of these statements.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2014 and 2013

(Dollars in thousands)

	2014	2013
Additions
Allocated share of Fortune Brands Home & Security, Inc. Defined Contribution Master Trust net investment income	$8,455	$20,747
Interest income on notes receivable from participants	379	343
Company contributions	5,357	5,171
Participant contributions	10,958	10,453
Rollover contributions	132	215

Total additions	25,281	36,929

Deductions
Benefits paid to participants	14,522	12,810

Net increase prior to transfers	10,759	24,119

Transfer from the Plan (See Note A)	(19,311)	—
Net transfers to the Plan (See Note C)	260	(264)

NET (DECREASE) INCREASE	(8,292)	23,855

Net assets available for benefits
Beginning of year	156,588	132,733

End of year	$148,296	$156,588

The accompanying notes are an integral part of these statements.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Dollars in thousands)

NOTE A—DESCRIPTION OF PLAN

General

The Fortune Brands Home & Security Hourly Employee Retirement Savings Plan (the “Plan”) is a tax-qualified defined contribution retirement plan covering eligible employees of Fortune Brands Home & Security, Inc. (“Fortune Brands”) and its operating companies. The Plan is designed to encourage and facilitate systematic savings and investment by eligible employees for their retirement. The Plan is maintained by Fortune Brands and intended to comply with Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is subject to various provisions of the Code and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Fortune Brands and its operating companies that participate in the Plan are referred to collectively as the “Companies” and individually as a “Company.” Operating companies that participated in the Plan in 2014 and 2013 were: MasterBrand Cabinets, Inc. (“MasterBrand”); Moen Incorporated; Anaheim Manufacturing Company (“Anaheim”); Therma-Tru Corp., which includes Fypon LLC (“Therma-Tru”); ; Master Lock Company LLC; Sentry Safe, Inc. (“Sentry”); Fortune Brands Windows, Inc., which includes Simonton Building Products, Inc., Simonton Industries, Inc., Simonton Windows, Inc. and SimEx, Inc. (“Fortune Brands Windows”); and Waterloo Industries, Inc.

In 2014, Fortune Brands divested Fortune Brands Windows and acquired Sentry and Anaheim. Fortune Brands sold Fortune Brands Windows to Ply Gem Holdings, Inc. and participants employed by Fortune Brands Windows were no longer eligible to participate in the Plan beginning September 19, 2014. On November 18, 2014, assets relating to the accounts of those participants totaling approximately $19,311 were transferred from the Plan to the Ply Gem 401(k) Savings Plan, a plan sponsored by Ply Gem Holdings, Inc. Sentry employees became eligible to participate in the Plan on August 13, 2014. Anaheim employees became eligible to participate in the Plan on December 22, 2014.

The financial statements present the net assets available for benefits as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended. The assets of the Plan are included in a pool of investments known as the Fortune Brands Home & Security, Inc. Defined Contribution Master Trust (the “Master Trust”), along with the assets of the Fortune Brands Home & Security Retirement Savings Plan. The Master Trust investments are administered and held by Fidelity Management Trust Company (the “Trustee” or “Fidelity”).

The following provides a brief description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Contributions

Plan contributions are held by the Trustee and accumulated in individual participant accounts. Pursuant to the terms of the Plan, participants may make tax-deferred contributions under Section 401(k) of the Code of up to 50% of their “eligible compensation” (as defined under the Plan), subject to lower limits for “highly compensated employees” (as defined under the Code). In 2014 and 2013, each participant’s annual tax-deferred contributions were limited by the Code to $17.5. During the year in which a participant attains age 50 (and in subsequent years) the participant may elect to make additional unmatched, pretax “catch up” contributions. In 2014 and 2013, participants that met this requirement were permitted to make “catch up” contributions of up to $5.5.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

(Dollars in thousands)

The Plan permits participants to elect to automatically make after-tax contributions to the Plan after reaching the dollar limitation on tax-deferred contributions. However, the sum of tax-deferred and after-tax contributions may not exceed 50% of the participant’s total eligible compensation (lower limitations apply to participants who are highly compensated employees).

Participants eligible to make tax-deferred contributions may roll over balances from another eligible tax-qualified retirement plan or individual retirement account into the Plan. Eligible employees who have neither enrolled in the Plan nor affirmatively declined enrollment in the Plan are automatically enrolled and are deemed to have elected to make tax-deferred contributions equal to 3% of their eligible compensation. In addition, participants who are automatically enrolled by Fortune Brands have their contribution rate increased by 1% (unless it would cause the participant’s deferral rate to exceed 6%) annually in May unless they affirmatively declined participation in the automatic increase program. Participants that affirmatively elect to participate in the automatic deferral increase program may elect to increase their contributions by between 1% and 6% each year until they reach the maximum allowable percentage described above. Participants may elect to change or discontinue their participation in the automatic enrollment and automatic deferral rate increase programs at any time.

The Companies, except Therma-Tru, provide a matching contribution (in varying amounts stated in the Plan) on a participant’s pre-tax elective contributions. Therma-Tru provides a Qualified Nonelective Contribution (“QNEC”) each payroll period in an amount equal to 3% of compensation on behalf of each of its employees who is an eligible participant. MasterBrand also made profit-sharing contributions on behalf of eligible employees at the Company’s Kinston location in 2014 and 2013. For more information on the amount of contributions to be provided by each Company, refer to the Plan document, which is available from the Plan Administrator.

Participants may direct the investment of their accounts in the available investment funds under the Plan. The Plan makes various investment funds available to participants, including a Company stock fund, which gives participants the option to own shares of Fortune Brands Common Stock. The Plan designates the Fortune Brands Home & Security Common Stock Fund of the Plan as an employee stock ownership plan (“ESOP”).

Participant account balances are maintained to reflect each participant’s beneficial interest in each of the investment funds available under the Plan. Participant account balances are increased by Company and participant contributions (including rollovers) and decreased by the amount of withdrawals and distributions. Income and losses on Plan assets are allocated to participants’ accounts based on the ratio of each participant’s account balance invested in an investment fund to the total of all participants’ account balances invested in that fund as of the preceding valuation date.

Vesting

Participants are immediately vested in their own contributions and QNECs, and earnings on those contributions. Vesting in the Company matching contribution and earnings on those contributions occurs upon on the earliest of the following: (1) retirement under a Company pension plan or after attainment of age 55 and 5 years of service; (2) death; (3) termination of employment due to disability; (4) attainment of normal retirement age (generally 65); (5) termination of employment without fault, or (6) after one year of service.

Therma-Tru employees that participate in the Plan are 100% vested in their QNEC account at all times. MasterBrand employees at the Kinston location that participate in the Plan are 100% vested in their profit-sharing contributions at all times.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

(Dollars in thousands)

Forfeitures

Forfeited non-vested accounts totaled $173 and $175 on December 31, 2014 and 2013, respectively. These accounts are used to reduce future Company contributions or to pay Plan expenses. Company contributions were reduced by $0 and $16 during the years ended December 31, 2014 and 2013, respectively, from forfeited non-vested accounts. Plan expenses were reduced by $72 and $117 during the years ended December 31, 2014 and 2013, respectively, from forfeited non-vested accounts.

Notes Receivable from Participants

A participant may apply for up to two loans of at least $1 each from the vested portion of the participant’s account balance (excluding the portion in certain subaccounts). Loan amounts may not exceed the lesser of one-half of the participant’s vested balance or $50 where the $50 maximum is reduced by the participant’s highest outstanding loan balance on any loans during the preceding twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence, in which case the term of the loan shall not exceed ten years.

Each loan bears a rate of interest commensurate with prevailing market rates at the time of issuance. Repayment is made through payroll deduction so that the loan is repaid evenly over the term of the loan.

Distributions and Withdrawals

Benefits are payable from a participant’s account upon a participant’s death, retirement or other termination of employment and are generally payable in a lump sum or in installment payments, with the exception of money purchase amounts from prior plans which are payable in annuity form. The Plan also permits in-service withdrawals to be made by participants who are employed by one of the Companies and who have incurred a “hardship” as defined in the Plan, who have attained age 59-1/2, or who are performing qualified military service, as described in the Plan. Eligible rollover distributions may be rolled over into a traditional Roth IRA.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

(Dollars in thousands)

Adoption of New Accounting Rules

On May 1, 2015 the FASB issued updated guidance related to fair value measurement and the disclosures for investments in certain entities that calculate net asset value (“NAV”) per share (or its equivalent). The updated guidance applies to reporting entities that elect to measure the fair value of certain investments using the NAV per share (or its equivalent) of the investment as a practical expedient. Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of when the investment is redeemable with the investee at NAV. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.

The amendments are effective for the Plan for fiscal years beginning after December 15, 2015 and shall apply retrospectively to all periods presented. Earlier application is permitted. The Plan’s administrator is currently evaluating the impact the updated guidance will have on the Plan’s financial statement disclosures.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and the changes in net assets available for Plan benefits and, when applicable, the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are reflected at fair value. Fair value is defined as the price that would be (i) received to sell an asset or (ii) paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk.

The Plan’s management established a three-tiered hierarchy of inputs to establish a classification of fair value measurements for disclosure purposes. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including:

1.	Quoted prices for similar assets or liabilities in active markets.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

(Dollars in thousands)

2.	Quoted prices for identical or similar assets or liabilities in inactive markets.

3.	Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).

4.	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs are unobservable for the asset or liability (including the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability) and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Plan management uses the following methods and significant assumptions to estimate fair value of investments. There have been no changes in the methodologies used at December 31, 2014 and 2013.

The Plan’s investment in the Master Trust at December 31, 2014 and 2013 is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

The investments held by the Master Trust are valued as follows:

Interest bearing cash: Valued at cost plus earnings from investments for the period, which approximates fair market value due to the short-term duration.

Mutual funds: Valued at the NAV of shares held by the plan at year end, which is obtained from an active market.

Collective trust funds: Valued at the NAV of units of each bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the funds less their liabilities. This practical expedient is not used when it is determined to be probable that a fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a collective trust, the investment advisor generally reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations would be carried out in an orderly business manner.

Common stock: Valued at the closing price reported on the active market on which the security is traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

See Note D – Investment in Master Trust for the investments held in the Master Trust as of December 31, 2014 and 2013, by level within the fair value hierarchy.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

(Dollars in thousands)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses was recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Income Recognition

Security transactions are accounted for on the trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis. Net realized and unrealized appreciation (depreciation), along with dividend income and interest income not from notes receivables from participants are recorded in the accompanying statements of changes in net assets available for benefits as allocated share of Master Trust investment income.

Benefits Paid to Participants

Distributions and withdrawals are recorded when paid.

Operating Expenses

Certain investment expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts and are recorded in the accompanying statements of changes in net assets available for benefits as allocated share of Master Trust investment income. Participants’ accounts are directly charged for certain administrative expenses and any remaining expenses incurred are paid directly by the Plan’s suspense accounts.

NOTE C—TRANSFERS TO AND FROM THE PLAN

Transfers between the Plan and the Fortune Brands Home & Security Retirement Savings Plan occur due to participant changes in status from hourly to salaried, or vice versa, or transfers between the Companies. Transfers from the Plan were $597 and $684 at December 31, 2014 and 2013, respectively. Transfers into the Plan were $857 and $420 at December 31, 2014 and 2013, respectively.

NOTE D—INVESTMENT IN MASTER TRUST

The Plan is invested in the Master Trust. The investments of the Master Trust are maintained under a trust agreement with the Trustee. The value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. Investment income relating to the Master Trust is allocated to the individual plans on a prorated basis. The Plan had a total beneficial interest of approximately 22.22% and 23.64% in the Master Trust’s net assets at December 31, 2014 and 2013, respectively.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

(Dollars in thousands)

The Master Trust’s net assets at December 31, 2014 and 2013 were as follows (in thousands):

	2014	2013
Assets
Investments, at fair value
Interest bearing cash	$26,540	$30,481
Mutual funds	342,898	346,680
Collective trust funds	232,504	216,203
Common Stock	25,514	26,906

Total investments	627,456	620,270

Due from brokers	—	86

Net assets of the Master Trust available for benefits	$627,456	$620,356

The net appreciation in fair value of investments, interest income, dividend income and administrative expenses related to the Master Trust for the years ended December 31, 2014 and 2013, were as follows (in thousands):

	2014	2013
Net appreciation in fair value
Mutual funds	$2,978	$56,507
Collective trust funds	13,164	24,627
Common Stock	(359)	9,940

Net appreciation in fair value of investments of the Master Trust	15,783	91,074

Interest income	1	7
Dividend income	20,917	12,570
Administrative expenses	(889)	(694)

Master Trust net investment income	$35,812	$102,957

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

(Dollars in thousands)

The following tables present the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2014 and 2013 (in thousands):

	2014
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$26,540	$—	$—	$26,540
Mutual funds
U.S. large cap equity	185,764	—	—	185,764
U.S. small cap equity	63,368	—	—	63,368
International equity	39,147	—	—	39,147
Core fixed income	54,619	—	—	54,619

Total mutual funds	342,898	—	—	342,898
Collective trust funds
Lifepath (a)	—	232,504	—	232,504
Common Stock
Fortune Brands Home & Security, Inc.	25,514	—	—	25,514

Total investments at fair value	$394,952	$232,504	$—	$627,456

	2013
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$30,481	$—	$—	$30,481
Mutual funds
U.S. large cap equity	177,859	—	—	177,859
U.S. small cap equity	65,709	—	—	65,709
International equity	44,512	—	—	44,512
Core fixed income	58,600	—	—	58,600

Total mutual funds	346,680	—	—	346,680
Collective trust funds
Lifepath (a)	—	216,203	—	216,203
Common Stock
Fortune Brands Home & Security, Inc.	26,906	—	—	26,906

Total investments at fair value	$404,067	$216,203	$—	$620,270

(a)	The collective trust funds were valued at their December 31, 2014 and 2013 net asset value per share as provided by the funds’ administrator. The investment strategy of these funds is to maximize total return with a risk level that may be appropriate for each fund’s particular timeframe by holding a mix of stocks and fixed income instruments and gradually shifting to a conservative risk level at the end of the timeframe. Redemption from these funds is permitted with 30-days notice.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

(Dollars in thousands)

NOTE E—RISKS AND UNCERTAINTIES

The Plan provides for various investments in any combination of stocks, mutual funds and collective trust funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

NOTE F—TAX STATUS

On April 24, 2014, the Internal Revenue Service (“IRS”) determined and informed the Plan by letter, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan Administrator believes that the Plan is currently designed and is currently being operated in compliance, in all material respects, with the applicable requirements of the Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, the Plan is not currently under audit with respect to any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE G—RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are managed by Fidelity Investments. Fidelity Investments is an affiliated company of the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Master Trust also holds shares of Fortune Brands Common Stock.

Fees have been paid to Fidelity by the Plan or Plan Administrator for record-keeping and investment management services for the years ended December 31, 2014 and 2013.

NOTE H—PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time. Fortune Brands, as Plan sponsor, has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in the Company contribution portion of their accounts.

NOTE I—SUBSEQUENT EVENTS

Management of the Plan has evaluated subsequent events and there were no additional material subsequent events that required recognition or additional disclosures in these statements.

Fortune Brands Home & Security Hourly Retirement Savings Plan

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

(Dollars in thousands)

(a)	(b) (c) Description and identity of issue, borrower, lessor or similar party	(d) Cost**	(e) Current value
*	Loans to participants - Interest rates ranging from 3.25% to 8.25%		$8,769

			$8,769

*	Indicates a party-in-interest to the Plan.
**	Cost information omitted for investments that are fully participant directed.

Fortune Brands Home & Security Hourly Retirement Savings Plan

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2014

(Dollars in thousands)

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are Included ☐:	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP

$0.5	$—	$0.5	$—	$—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FORTUNE BRANDS HOME & SECURITY HOURLY
EMPLOYEE RETIREMENT SAVINGS PLAN

June 26, 2015	By:	/s/ Sheri R. Grissom
Sheri R. Grissom
Employee Benefits Administrative Committee of Fortune Brands Home & Security, Inc.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, Grant Thornton LLP.